UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, December 28, 2020

GAL Note No. 179/20

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: EDENOR S.A. – Relevant Event

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (indistinctly, “EDENOR” or the “Company”) in compliance with the applicable norm, in order to inform that as of today, it has been learned that Pampa Energía S.A. (“Pampa Energía”), the controlling company that owns 100% of the Class A shares of Edenor, representing 51% of its capital stock and the same number of votes (the “Class A Shares”), held, as seller, a share purchase agreement with Empresa de Energía del Cono Sur SA (the “Purchaser”) and Integra Capital S.A., Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano (the “Guarantors”).

By virtue of said contract, Pampa Energía agreed, subject to compliance with certain precedent conditions, including without limitation, the approval of Pampa Energía’s shareholders' meeting and the National Electricity Regulatory Entity (“ENRE”), to sell control of Edenor by transferring of all Class A Shares and votes in such company (the "Transaction").

The Relevant Event published in this regard by Pampa Energía is attached, from which the purchase price, payment method and other terms and conditions of the Transaction arise.

Sincerely

Carlos D. Ariosa

Attorney-in-fact

City of Buenos Aires, December 28, 2020

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Sale of Edenor’s Class A Shares.

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”) in order to comply with regulations as per section 2, Chapter I Title XII (T.O. 2013) of the Comisión Nacional de Valores.

To this regard, we inform that on the date hereon Pampa executed with Empresa de Energía del Cono Sur S.A. (the “Purchaser”) and Integra Capital S.A., Daniel Eduardo Vila, Mauricio Filiberti and José Luis Manzano, an agreement to sell its Class A common shares representing 51% of the capital stock of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) (the “Transaction”). The closing of the Transaction is subject to compliance of certain customary precedent conditions, including Pampa’s Shareholders’ Meeting and the National Electricity Regulatory Entity (Ente Nacional Regulador de la Electricidad) prior approvals.

The sale price comprises of (i) 21,876,856 Edenor Class B common shares, representing 2.41% of Edenor’s capital stock and voting rights (the “Price In-Kind”); (ii) US$95 million (the “Cash Price”); and (iii) a contingent payment, in case of change of control of the Purchaser or Edenor during the first year after the closing of the Transaction (the “Closing”) or while the Price Balance (as defined below) is owed for a 50% of the profits generated (the “Contingent Payment”, and jointly whit the Price In-Kind and the Price in Cash, the “Sale Price”).

The Cash Price shall be paid in three installments as follows: (i) the first for an amount of US$5 million, that shall be paid within 7 business days from the date hereof; (ii) the second for an amount of US$50 million at the Closing date, subject to compliance of precedent conditions; and (iii) the third for an amount of US$40 million after a one-year period of the Closing date, except in the cases of compensations or prepayment (the “Price Balance”). The Price Balance will accrue interest at an annual fixed interest rate equal to 10% beginning at the Closing date, which shall be paid quarterly.

In addition, we inform that the Company reflected in its corresponding merger special financial statements as of September 30th, 2020 approved by the Pampa´s Board of Directors at its meeting held in the date hereon, the accounting impact of the impairment of the assets related to the ownership of Pampa in Edenor, since the requirements set forth in the International Financial Reporting Standards were fulfilled. To the effects of Section 23, part (a), paragraph 9 of Bolsas y Mercados Argentinos S.A.’s Listing Rules we inform that, due to the fact that the transaction’s closing has not occurred, the Company will disclose the economic result of the transaction on its financial statements following the Closing.

This Transaction is in line with the Company’s strategy to focus its investments and human resources on the expansion of power generation installed capacity and on the exploration and production of natural gas, placing a special focus on the development and exploitation of our unconventional gas reserves (shale and tight gas). As it was recently informed, within the framework of the Plan Gas.Ar, Pampa was awarded a base volume of 4.9 million cubic meters/day and an additional volume during the winter season of 1 million cubic meters/day for the next four years. To achieve such production, Pampa will invest US$250 million during the four years of Plan Gas.Ar, of which is estimated that more than US$100 million will be disbursed during 2021.

Sincerely.

Victoria Hitce

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 28, 2020